Exhibit 99.1

Non-GAAP Reconciliation

The Compensation Discussion and Analysis contains non-GAAP financial measures within the meaning of Item 10(e) of Regulation S-K promulgated by the Securities and Exchange Commission and include a reconciliation of these non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with GAAP.

The Company’s management believes that these non-GAAP financial measures and the information they provide are useful to investors since these measures (a) permit investors to view the Company’s performance using the same tools that Company management uses to evaluate the Company’s past performance and prospects for future performance and (b) determine certain elements of management’s incentive compensation.

The Company’s management believes that core sales provides a more complete understanding of underlying sales trends by providing sales on a consistent basis as it excludes the impacts of acquisitions, planned and completed divestitures and changes in foreign currency from year-over-year comparisons. The effect of foreign currency on reported sales is determined by applying a fixed exchange rate, calculated as the 12-month average in the prior year, to the current and prior year local currency sales amounts (excluding sales in the current year associated with acquisitions completed in the preceding twelve months and sales associated with planned and completed divestitures), with the difference equal to changes in core sales, and the difference between the change in as reported sales and the change in total constant-currency sales, calculated using the 12-month average in the prior year, being attributable to currency. The Company’s management believes that “normalized” gross margin and “normalized” earnings per share, which exclude restructuring and other expenses and one-time and other events such as costs related to product recalls, the extinguishment of debt, certain tax benefits and charges, impairment charges, pension settlement charges, discontinued operations, costs related to the acquisition and integration of acquired businesses, advisory costs for process transformation and optimization initiatives, certain foreign currency impacts, charges associated with the deconsolidation of operations and dedicated personnel and other costs related to transformation initiatives under Project Renewal, are useful because they provide investors with a meaningful perspective on the current underlying performance of the company’s core ongoing operations.

The Company determines the tax effect of the items excluded from normalized diluted earnings per share by applying the estimated effective rate for the applicable jurisdiction in which the pre-tax items were incurred, and for which realization of the resulting tax benefit, if any, is expected. In certain situations in which an item excluded from normalized results impacts income tax expense, the Company uses a “with” and “without” approach to determine normalized income tax expense.

While the Company believes that these non-GAAP financial measures are useful in evaluating the Company’s performance, this information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ from similar measures presented by other companies.

A reconciliation of 2015 and 2014 diluted earnings per share to normalized earnings per share is as follows:

	2015	2014
Diluted earnings per share (as reported)	$1.29	$1.35
Product recall costs	0.03	0.03
Restructuring and other Project Renewal costs	0.41	0.25
Currency devaluation—Venezuela	0.02	0.11
Inventory charge from devaluation of Venezuelan Bolivar	0.01	0.02
Net asset charge—Venezuela	0.50	—
Currency translation charge—Venezuela	0.11	—
Advisory costs for process transformation and optimization	—	0.02
Acquisition and integration costs	0.05	0.01
Pension settlement charge	0.12	0.15
Income tax items	(0.02)	(0.01)
Losses on extinguishment of debt	—	0.08
Income from discontinued operations	(0.33)	(0.02)

Normalized EPS*	$2.18	$2.00

*	Totals may not add due to rounding.

A reconciliation of normalized gross margin for 2015 is as follows (dollars in millions):

2015

Gross margin, as reported	$2,304.6

Project Renewal costs	11.9

Inventory charge from devaluation of Venezuelan Bolivar	2.6

Acquisition and integration costs	1.6

Normalized gross margin	2,320.7

As a percentage of 2015 net sales ($5,915.7)	39.23%

A reconciliation of 2015 reported sales to core sales is as follows (dollars in millions):

	Net Sales, As Reported			Core Sales (1)										Year-Over-Year Increase (Decrease)
	2015	2014	Increase (Decrease)	2015	Less Planned Divesti tures (2)	Less Acquis- itions	2015 Core Sales	2014	Less Planned Divesti- tures (2)	2014 Core Sales	Constant Currency Inc. (Dec.)	Inc. (Dec.) Excl. Planned Divest. & Acquis- itions	Currency Impact	Excluding Currency	Including Currency	Currency Impact	Acquisit- ions	Planned Divest- itures (2)	Core Sales Growth (1)
Total Company	$5,915.7	$5,727.0	$188.7	$6,255.8	$178.1	$272.1	$5,805.6	$5,736.1	$233.1	$5,503.0	$519.7	$302.6	$(331.0)	9.1%	3.3%	(5.8)%	4.7%	(1.1)%	5.5%

(1)	“Core Sales” is determined by applying a fixed exchange rate, calculated as the 12-month average in 2014, to the current and prior year local currency sales amounts, with the difference between the change in “As Reported” sales and the change in “Core Sales” reported in the table as “Currency Impact.” Core Sales Growth excludes the impact of currency, acquisitions and planned and actual divestitures from the period the intent to divest is determined through the date of sale.
(2)	Actual and planned divestitures represent the Rubbermaid medical cart business on a year-to-date basis and the Décur business for the third quarter and fourth quarter.